UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 001-31930

ATLATSA RESOURCES CORPORATION

(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management’s Discussion and Analysis for the year ended December 31, 2012.

2.	Canadian Form 52-109F21-Certification of Filings – CEO.

3.	Canadian Form 52-109F21-Certification of Filings – CFO.

Document 1

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

T A B L E   O F   C O N T E N T S

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

1.1 Introduction

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements of Atlatsa Resources Corporation (previously Anooraq Resources Corporation) (“Atlatsa” or the “Company”, and should be read as including its subsidiaries where the context requires) for the years ended December 31, 2012, 2011 and 2010, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. This MD&A is prepared as of March 28, 2013.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

The closing South African Rand (“ZAR”) to $ exchange rate for the year ending December 31, 2012 was ZAR8.53=$1 compared to ZAR7.94 for the year ending December 31, 2011.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group (as defined below) restructuring and refinancing transaction, potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the proposed Restructure Plan (as defined below) will be completed on favorable terms and in a timely manner; the Bokoni Mine (as defined below) will increase production levels from the previous years; the Ga-Phasha Project (as defined below; also described below under Section 1.3 Restructure Plan), Boikgantsho Project (as defined below; also described below under Section 1.3 Restructure Plan), Kwanda Project (as defined below) and Platreef project exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant, equipment and processes functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the proposed Restructure Plan (as described below under Section 1.3 Restructure Plan) on favorable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, applicable Canadian securities regulators or the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises investors that while those terms are recognized and required by Canadian securities regulators, the SEC does not recognize them. Investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Atlatsa advises investors that while this term is recognized and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Cautionary Note to Investors Concerning Technical Review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify this part of the Bokoni Mine’s, Ga-Phasha Project’s and Boikgantsho Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Atlatsa is engaged in mining, exploration and development of platinum group metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Effective July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Atlatsa, through its wholly owned South African subsidiary, Plateau Resources Proprietary Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines Proprietary Limited (“Bokoni”) and several PGM projects, including the advanced stage Ga-Phasha PGM project (“Ga-Phasha Project”), the Boikgantsho PGM project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (collectively, the “Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Atlatsa’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. The acquisition of the controlling interest in Bokoni Holdco was the first stage of advancing Atlatsa’s PGM production strategy and resulted in Atlatsa controlling a significant estimated mineral resource base of approximately 200 million (measured, indicated and inferred) PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million (measured, indicated and inferred) estimated PGM ounces are attributable to Atlatsa. On implementation of the Bokoni Transaction, Atlatsa assumed management control over the Bokoni Group operations. Anglo American Platinum Limited (“Anglo American Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. During the year ended December 31, 2011 (“Fiscal 2011”), Atlatsa and Anglo American Platinum engaged in negotiations to refinance, restructure and recapitalize the Bokoni Group. In February 2012, Atlatsa and Anglo American Platinum announced their strategic plan including the consolidation of various outstanding debt facilities of the Company and the disposal of certain undeveloped estimated PGM resources to Anglo American Platinum and the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with accelerated production growth at the mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project (formerly Lebowa Platinum Mine) (“the Bokoni Mine”) (as described in greater detail below under Section 1.3 Restructure Plan).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

The Atlatsa corporate structure is depicted below and is illustrated on a fully diluted share basis, post-conversion of the “B” Preference Shares (as defined below):

The Bokoni Mine is the Company’s operating mine and only producing asset. The other entities as noted above under Bokoni Holdco are currently in the exploration stage. Refer to Section 1.6 Operations for more details of each of the entities.

The following are key financial consolidated performance highlights for Atlatsa for the year ended December 31, 2012 (“Fiscal 2012”):

•

On September 28, 2012 the Company and Anglo American Platinum announced the completion of the first phase (“Phase One”) of the restructure plan for the refinancing, recapitalisation and restructure of the Company and the Bokoni Group (the “Restructure Plan”). In Phase One of the Restructure Plan, the Senior Term Loan Facilities Agreement dated June 12, 2009, as amended

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 and assumed by RPM, between, inter alia, Plateau, as borrower, and RPM, as lender (the “2009 Senior Debt Facility”) was amended to increase the total amount available, and this amount was utilised to repay the amounts owed to RPM under the OCSF (as defined in and described under Section 1.11 Debt Arrangements) and to redeem the existing “A” Preference Share Facility (as defined in and described under Section 1.11 Debt Arrangements). These transactions resulted in all outstanding debt owing to Anglo American Platinum as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual cash flow interest rate of 12.31% (prior to implementation of Phase One) to 6.27% (linked to the 3 month Johannesburg Interbank Agreed Rate (“JIBAR”) rate of 5.13% at December 2012). As a result of this debt consolidation and associated interest rate adjustment the Company derecognised the old debt, and the consolidated 2009 Senior Debt Facility was recognized at fair value. The Company has recognised a fair value gain of $ 90.6 million in its financial statements for Fiscal 2012, representing the fair value difference between the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility when compared to a market related cost of borrowing available to the Company. As a result of recognising this material fair value gain, the Company’s financial statements reflect an improved financial performance and position for Fiscal 2012 when compared to previous years.

•

Atlatsa had an operating loss of $2.5 million and a loss before tax of $85.0 million for Fiscal 2012, compared to an operating loss of $89.2 million and a loss before tax of $180.5 million for Fiscal 2011. The loss was mostly offset by the fair value gain of $90.6 million included in the operating loss.

•	The net loss (after tax) was $95.6 million for Fiscal 2012 as compared to a net loss (after tax) of $147.9 million for Fiscal 2011.

•

The basic and diluted loss per share for Fiscal 2012 was ($0.04) as compared to ($0.19) for Fiscal 2011. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of ($18.7) million for Fiscal 2012 as compared to ($82.0) million for Fiscal 2011.

•

During Fiscal 2012, the Bokoni Mine produced 102,761 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 113,625 4E ounces during Fiscal 2011. The decrease in production is due to the illegal strike action at the Bokoni Mine. During the three months ending December 31, 2012 (“Q4 2012”) production was only 2,045 ounces compared to the three months ending December 31, 2011 (“Q4 2011”) of 29,316 ounces.

•	Atlatsa had net cash outflows of $1.4 million for Fiscal 2012 as compared to net cash outflows of $9.8 million for Fiscal 2011.

1.3 Restructure Plan

On February 2, 2012 the Company and Anglo American Platinum announced that the parties had concluded a term sheet for certain aspects of the Restructure Plan.

Subsequent to announcing the material terms of the Restructure Plan, in February 2012, the Company announced that it, together with Anglo American Platinum and Bokoni management, had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal mine plan for the Bokoni Mine going forward. This review process has recently been completed and the parties are currently in discussion surrounding the optimal financing strategy to support such mine plan.

On September 28, 2012, the Company announced that it, together with Anglo American Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated the 2009 Senior Debt

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Facility, the OCSF and “A” Preference Share Facility (each as such terms are defined in Section 1.11 Debt Arrangements below), such that the OCSF and the “A” Preference Share Facility were repaid in full and lowered its cost of borrowing as described above. Certain of the transactions completed as part of Phase One of the Restructure Plan are “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the Material Change report of the Company dated September 27, 2012, for more information regarding the related party aspects of Phase One, including details of exemptions from valuation and shareholder approval requirements relied on by Atlatsa.

Pursuant to Phase One of the Restructure Plan, the OCSF payable to RPM was repaid in full on September 28, 2012 and the principal amount outstanding as at that date was $0, as the full amount outstanding on September 28, 2012 was consolidated into the 2009 Senior Debt Facility. Post consolidation of the OCSF into the 2009 Senior Debt Facility, the OCSF remained in place and available to the Company and the total facility available to the Company was $61.6 (ZAR525.2 million). As of December 31, 2012, the amount remaining available to the Company for further draw downs was $52 million (ZAR 443.6 million), and a principal amount of $10 million (ZAR81.7 million) had been drawn down since the debt consolidation, which has been added to the principle amount outstanding under the 2009 Senior Debt Facility.

As at December 31, 2012, Anglo American Platinum and the Company were in negotiations surrounding various transactions comprising phase two of the Restructure Plan (“Phase Two”), including the finalization of definitive transaction agreements. Phase Two will include the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to Anglo American Platinum for a net consideration of $199.2 million (ZAR1.7 billion) and the further refinancing of the 2009 Senior Debt Facility into a new debt facility and working capital facility, a further reduction of the outstanding debt owed to RPM, and certain capital restructuring transactions. These negotiations are taking into consideration the results of the Bokoni Mine review and its associated financing requirements. The illegal strike action at the Bokoni Mine during Q4 2012 and its financial implications for the Bokoni Group has also been taken into considerations when finalizing Phase Two of the Restructure Plan.

Subsequent to year-end, on March 27, 2013, the execution of definitive agreements for Phase Two of the Restructure Plan was announced. In addition to the transactions above, Anglo American Platinum has agreed to subscribe for 125 million common shares of the Company for $87.9 million (ZAR750 million). The net effect after Phase Two of the Restructure Plan is that the cumulative effect of these transactions resulted in the Company’s debt owing to RPM being reduced by approximately $287.1 million (ZAR2,450 million). In addition to this debt reduction, Anglo Platinum has agreed to make additional facilities available to the Company to finance its pro rata share of the Bokoni Mine operational and project plan going forward as per the new agreements under the Senior Loan Facility. RPM has agreed that it will also convert all of the “B” Preference shares that it holds, into Atlatsa common shares, pursuant to the terms of the “B” Preference shares. The Company understands that Atlatsa Holdings has agreed with RPM to acquire 115.8 million Atlatsa common shares from RPM on a vendor financed basis, resulting in Atlatsa Holdings owing $54.3 million (ZAR463 million) to RPM, to be repaid in stages by December 31, 2020. Phase Two of the Restructure also includes an extension of the Concentrate Agreement until 2020.

Atlatsa Holdings will provide security to Anglo American Platinum in relation to the Vendor Finance Facility by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments in terms of the Vendor Finance Facility repayment obligations between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose.

As at December 31, 2012 the Phase Two of the Restructure Plan has not been completed and at the date of this MD&A, the proposed transactions have been announced but completion is conditional upon the satisfaction (or waiver) of various conditions precedent, including:

•	the receipt of the approval of the South African Competition Authorities;

•	obtaining Atlatsa shareholders approvals;

•	the receipt of the approval of the Disinterested Shareholders of Atlatsa for each of the Related Party Transactions;

•	the receipt of approvals of the applicable regulatory authorities;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

•	the receipt by RPM, and to the extent necessary, each of its shareholders, of the written unconditional consent of the United Kingdom Treasury in respect of the Restructuring Plan;

•

RPM acquiring unconditional title to the Asset Sale Properties. This would include obtaining Ministerial consent in respect of The Mineral and Petroleum Resources Royalty Act for transfer of the mineral rights to RPM; and

•

the Phase Two Restructure Plan transaction agreements becoming unconditional through the satisfaction of all other conditions precedent (except to the extent that the completion of any one transaction is conditional upon the completion of the other transactions).

For additional information on the Restructure Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013 and March 27, 2013 as well as the material change reports filed on February 13, 2012 and September 27, 2012, all of which are available on SEDAR at www.sedar.com.

1.4 Black Economic Empowerment

Atlatsa Holdings Proprietary Limited (“Atlatsa Holdings”), Atlatsa’s majority shareholder, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Atlatsa Holdings shareholding, Atlatsa remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

1.5 Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;

•	planned decommissioning and closure; and

•	post closure management of residual and latent environmental impacts.

In respect of the Bokoni Mine (discussed in section 1.6.1 below), an external assessment to determine the environmental closure liability was undertaken in October 2012 and updated in December 2012. As at December 31, 2012, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted), was estimated to be $9.8 million (ZAR83.5 million) compared to $8.4 million (ZAR 66.7 million) in Fiscal 2011.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at December 31, 2012, the amount invested in the environmental trust fund was $3.3 million (ZAR 27.7 million) as compared to $2.9 million (ZAR23.3 million) as at December 31, 2011. The shortfall of $6.5 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo American Platinum.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.6 Operations

1.6.1    Bokoni Mine

The Bokoni Mine is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni Mine consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 160,000 tonnes milled per month (“tpm”). The Bokoni Mine has an extensive shallow ore body, capable of supporting a life-of-mine plan that is estimated at 31 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Fiscal 2012 averaged 71,973 tpm of ore from its UG2 and Merensky reef horizons, a decrease of 17.5% from Fiscal 2011. The negative variance compared to the previous year was predominantly due to the illegal strike experienced at the mine during the last quarter of 2012, during which no underground mining production was realized. Mining production has resumed in full in January 2013. UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of four adits and two underground levels. Merensky ore is produced from three shafts, namely: the Vertical shaft, the UM2 shaft and the Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at the Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 8,000 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 35,000 tpm, to a steady state production level of 110,000 tpm by 2020 (previously 2016 – extended as a result of a change in the life of mine plan). Production volumes at the MPH operations are currently around 30,000 tpm and are anticipated to be increased to 100,000 tpm through a MPH UG2 expansion project to be completed in the longer term, with UG2 production being curtailed at 40,000 tpm in the near to medium term.

Limited surface exploration was performed during 2012 in order to investigate opencast potential on the Klipfontein and Zeegoegat mineral properties. The explorations consisted of limited surface diamond core drilling and trench sampling.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth (above 650 meters) with its numerous attack points, management is of the view that the Bokoni Mine has the potential to be developed into a 240,000 tpm (380,000 PGM ounces per annum) steady state operation in the longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at the Vertical shaft and an incline shaft system at the UM2 shaft. Bokoni will invest in maintenance of infrastructure at the Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is being developed on the same basis as the Brakfontein shaft and the new MPH UG2 project design is based largely on the Brakfontein layout and mine design.

The Bokoni Mine, at the current metal prices and United States Dollar (“US$”) exchange rate against the ZAR, is cash flow negative at an operational level (before depreciation and interest expense) as a result of the Bokoni Mine remaining in its ramp up phase, compounded by certain operational challenges, including an illegal strike during Q4, 2012 experienced in 2012. Management expects the Bokoni Mine to become cash flow positive after capital expenditure towards the end of 2015 if production levels increase and the commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels. See “Cautionary Note Regarding Forward-Looking Statements”.

In April 2012, Atlatsa and Anglo American Platinum initiated a detailed review of the technical assumptions and operational plan underlying the Bokoni Transaction and its associated financing structure. The review has resulted in Atlatsa and Anglo American Platinum agreeing to a new strategic approach and operating plan for the Bokoni Group, as well as a recapitalization and refinancing plan to facilitate its new growth plan to be implemented pursuant to the Restructuring Plan.

New Operating Plan

The review determined to scale the Bokoni Mine as a 160,000 tpm operation in the near term, in line with its installed processing capacity. Accordingly, material capital expenditure associated with the proposed UG2 expansion plans at Bokoni, estimated at $ 269.6 million (ZAR 2.3 billion) has been deferred, having regard to the near term outlook for PGM market fundamentals.

In an effort to reduce unit operating costs the review identified certain potential open cast project opportunities at the Bokoni Mine which, subject to final regulatory approvals, will be exploited into the future. This will allow the Bokoni Mine to fill its processing capacity in the near term, whilst its underground mining operations build up from 100,000 tpm (current) to 160,000 tpm in the medium term.

The new operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, accounting for approximately 75% of its total estimated production in the medium term.

The new operating plan at Bokoni is considered a lower risk, less capital intensive and more conservative plan from both an operational and financing perspective.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Atlatsa has given certain undertakings to Anglo American Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the expiry of the period from the closing date of the Bokoni Transaction to the earlier of (i) the date on which the BEE credits attributable to Anglo American Platinum and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau pursuant to the 2009 Senior Debt Facility are made in accordance with the debt repayment profile of the 2009 Senior Debt Facility.

Pursuant to the terms of shared services agreements between Anglo American Platinum and Bokoni, Anglo American Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 1.3 Restructure Plan for details of the proposed extension of the Concentrate Agreement through to 2020 on the same terms and conditions. This will be part of Phase Two of the Restructure Plan.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco Shareholders Agreement governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

Illegal Strike action at Bokoni Mine

On October 1, 2012, employees at the Bokoni Mine embarked on illegal and unprotected strike action.

All strike shifts were treated as NO WORK NO PAY shifts at Bokoni Mine.

All striking employees (approximately 2300) were dismissed on November 8, 2012.

Further to interventions from Community leaders and other interested or affected parties dismissed employees were provided with an opportunity to be re-instated if they returned to work by December 7, 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

A final return to work agreement was reached with the three recognised Unions (National Union of Mine Workers (“NUM”), The United Association of South Africa (“UASA”) and Transport and Allied Workers Union of South Africa (“TAWUSA”)) for employees to return to work based on the following:

•	re-instatement of dismissed employees,

•	$234.4 (ZAR2,000) signing bonus payment; and

•	implementation of a $46.9 (ZAR400) monthly travelling allowance to qualifying employees.

Employees were re-instated on December 7, 2012.

A summary of incurred financial losses due to the illegal strike action are as follows:

•	damage to property and assets – $1.1 million (ZAR9.4 million);

•	additional costs incurred such as legal fees, security costs and overtime for essential services, amounting to $3.2 million (ZAR27.1 million);

•	the Company estimated that Bokoni lost approximately 35,500 PGM oz (4E) of production in Q4 2012; and

•

An insurance claim for recovery of certain actual losses incurred as a result of the illegal strike action has been lodged with SASRIA (South African Special Risk Insurance Association) in accordance with the Company’s insurance policy.

Given the level of intimidation and threats of violence by persons engaging in the illegal strike, the Bokoni Mine had been unable to resume normal operations and there had been no operating activity at the Bokoni Mine between October 1, 2012 through to December 7, 2012, other than essential services which were conducted throughout the strike period.

The financial and operational implications of the illegal strike had a negative impact on the Company’s operational and financial performance for Q4 2012 was taken into consideration between Anglo American Platinum and the Company in their final analysis of Phase Two of the Company’s Restructure Plan.

1.6.2    Ga-Phasha Project

Management has commissioned ExplorMine Consultants (“ExplorMine”) to update the geological model for Ga-Phasha and compile a new mineral resource estimate. ExplorMine was commissioned by Atlatsa to complete a National Instrument 43-101 Technical Report following the principles of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves (“CIM Definition Standards”), in support of obligations in terms of Canadian Securities Regulatory Authorities.

The Mineral Resource Estimate has been updated and is detailed in the Technical Report titled, “The Mineral Resource Estimate for the Merensky and UG2 Reefs for the Ga-Phasha Project Area, Limpopo Province, Republic of South Africa” dated March 30, 2012.

The Mineral Resource estimation is based on historic borehole and mining (chip sampling) data collected since the 1960’s to present. The Report has been prepared based on a technical review by ExplorMine over a ten month period from December 2009 to October 2010 and in October 2011. The effective date of the Technical Report is March 30, 2012. The Technical Report is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, filed on March 30, 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Ga-Phasha <75 degrees rock temperature			Total			Attributable to Atlatsa			Pt grade	Pd grade	Rh grade	Au grade	Cu grade %	Ni grade %
Mineral Resources		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Containing 4E Moz	(g/t)	(g/t)	(g/t)	(g/t)
	Measured	MR	20.1	4.52	2.9	51	10.3	1.5	2.73	1.35	0.15	0.30	0.08	0.21
	Indicated	MR	37.7	4.97	6.0	51	19.2	3.1	3.04	1.44	0.18	0.31	0.08	0.21
	Meas + Ind	MR	57.8	4.82	9.0	51	29.5	4.6	2.93	1.41	0.17	0.31	0.08	0.21
	Measured	UG2	40.4	6.00	7.8	51	20.6	4.0	2.53	2.86	0.51	0.10	0.03	0.15
	Indicated	UG2	60.8	5.84	11.4	51	31.0	5.8	2.46	2.79	0.50	0.10	0.03	0.15
	Meas + Ind	UG2	101.2	5.90	19.2	51	51.6	9.8	2.49	2.82	0.50	0.10	0.03	0.15

Notes:

(1)

The qualified persons (“QPs”) responsible for the compilation of the mineral resource estimates are Andre Deiss, Garth Mitchell and Dr. W. Northrop. These QPs are independent for purposes of National Instrument 43-101.

(2)	The mineral resources are inclusive of mineral reserves and of dilution and recovery factors.
(3)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.
A cut-off grade of 3.23 g/t for the UG2 Reef was applied.
(4)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Refer to Section 1.3 Restructure Plan for details of the joint announcement by Atlatsa and Anglo American Platinum released February 2, 2012 which includes, among other things, the proposed sale of a portion of the Ga-Phasha Project. This will be part of Phase Two of the Restructure Plan.

1.6.3    Platreef Exploration Properties, Northern Limb

Atlatsa holds interests in mineral rights (known as “farms”) covering 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho Project and the Kwanda Project (see below), collectively, known as the Platreef Properties. The Platreef Properties are not currently significant projects for the Company.

Rietfontein Block

Atlatsa has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement is a result of the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

•	Both parties agreed to abandon their respective claims under dispute forming the subject matter of arbitration.

•

The existing joint venture (“JV”) between the parties was amended such that the current Rietfontein JV was extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retained their existing prospecting rights in respect of mineral properties in their own names but made these rights and technical information available to the extended JV (the “Extended JV”).

•	Atlatsa is entitled to appoint a member to the Extended JV technical committee and all technical programmes are carried out with input from Atlatsa.

•	Atlatsa was awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplated an open pit mining operation, incorporating the Rietfontein mineral property.

•	Atlatsa has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa.

•	On delivery of the feasibility study, Atlatsa may elect to either:

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

•	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or

•

relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project

Atlatsa intends to continue its existing prospecting programs at the Kwanda Project in 2013 at a cost of approximately $0.2 million per annum.

Boikgantsho Project

The following technical information is derived from the technical report by Kai Batla Minerals Industry Consultants, written in compliance with NI 43-101 and the CIM Definition Standards, which describes the Boikgantsho Project’s mineral exploration. The January 2012 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: DS. Ferreira, Bsc.(Geology), BEng.(Mining), Pr.Sci.Nat., A. Bisnath, PhD (Geology), MGSSA, Pr.Sci.Nat.

In the year ending December 31, 2010 (“Fiscal 2010”), Atlatsa engaged the services of TWP Projects (The Basil Read Group) and Kai Batla Minerals Industry Consultants to complete an updated mineral resource and reserve estimate for the Boikgantsho Project. Kai Batla relogged several drillholes and re-sampled several holes in order to verify the reliability of the existing assay database. The re-assaying results demonstrated that the current assay database could be duplicated and thus could be used in estimating a South African Code for Reporting of Mineral Resources and Mineral Reserves (“SAMREC Code”) and Canadian Institute of Mining and Metallurgy (“CIM”) compliant mineral resource model.

The re-logging was done under the guidance of Dr. Andrew Mitchell who initiated a new interpretation of the geology. A new geological model was then constructed and a new mineral resource was estimated into it. The results for the Mineral Resource estimate are shown below at a Pt cut-off grade of 0.5g/t.

Measured and Indicated Mineral Resources – 0.5g/t Pt Cut-off

Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3E (g/t)	Ni (%)	Cu (%)
Measured	25,346,000	0.70	0.66	0.07	1.43	0.15	0.11
Indicated	61,751,000	0.80	0.84	0.08	1.72	0.10	0.07

TOTAL	87,097,000	0.77	0.79	0.08	1.63	0.11	0.09

The QP responsible for the Mineral Resource and Reserve estimate is D. Ferreira, B.Sc. Pri Sci. Nat. D. Ferreira is an independent consultant to Atlatsa.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Refer to Section 1.3 Restructure Plan for details of the joint announcement by Atlatsa and Anglo American Platinum released February 2, 2012 which includes, amongst others, the proposed sale of the Boikgantsho Project. This will be part of Phase Two of the Restructuring Plan.

1.7 Market Trends and Outlook

Outlook

2012 remained another volatile and challenging year for the PGM sector, with the Rand PGM basket price remaining relatively flat during the period, compounded by above inflation cost increases in South Africa, largely associated with power utility and wage increases stemming from illegal strike action and subsequent wage settlements concluded amongst major South African PGM producers.

The South African PGM sector in 2012 was marred by a series of illegal, unprotected and often violent labour strikes across the industry which resulted in a significant loss of life, damage to property and loss of production during the period. During the year the Association of Mine and Construction Workers Union (“AMCU”), a relative newcomer in the sector, displaced NUM as the dominant Labour Union amongst the major South African PGM producers.

As a result of the strike contamination within the sector and consequent above inflation wage settlements, many PGM producers in South Africa were forced to re-assess their existing capital expansion programmes and a number of expansion projects were either deferred or cancelled as a result of these reviews. In addition, certain mining operations were curtailed and in January, 2013 Anglo American Platinum, South Africa’s largest PGM producer, announced its intention to curtail certain operations within its Rustenburg mining complex, which would result in approximately 400,000 Platinum ounces of production being removed from market supply and approximately 14,000 job losses within the sector. This announcement has been met with resistance from both the South African government and labour unions.

In addition to the South African specific issues affecting the PGM sector referred to above, the fundamentals for the PGM metals remained under pressure during 2012 as a result of continued weak demand within the European region automotive sector (largely affecting platinum), increased supply from recycling activities and spot PGM price volatility, dominated by speculative investment demand (predominantly through Exchange Traded Funds). PGM jewellery demand remained buoyant throughout the year with Chinese demand being the major demand component.

The labour situation within the South African mining sector as well as the risk for further supply disruptions resulting from labour related unrest remains high, with the South African government and certain labour unions advocating for collective bargaining amongst all PGM producers, leading into 2013 wage negotiations due to commence in July, 2013. AMCU, now the largest representative labour union within the sector, has indicated that it will not participate in a collective bargaining process, despite having signed an industry peace accord motivated by the South African Minister of Minerals in South Africa in early 2013.

A large part of the PGM fundamentals for 2013 will depend on the outcome of the proposed Anglo American Platinum restructure plan (and potential removal of approximately 10% of South African Platinum supply from the market as a consequence), together with the outcome of the 2013 wage negotiation process in mid 2013.

Should a significant portion of South African supply be removed from the market as a result of the Anglo American Platinum restructure plan then this, together with production cutbacks from other South African producers, as well as the announced deferral or cancellation of certain PGM expansion projects in South Africa, should bode well for underlying platinum metal price support in the near,

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 medium and long term. This market supply change, together with a continued depreciation in the Rand/US$ exchange rate which has weakened the Rand significantly during Q4 2012 and Q1 2013, should support a more positive outlook for the Rand PGM basket price and create for a more balanced market going forward.

Quarterly Trends

The Rand PGM basket price improved by approximately 10% during Q4 2012 when compared to Q3, 2012 as a result of continued labour unrest in South Africa impacting negatively on South African platinum supply, coupled with a weakening ZAR against the US$.

This upward trend in the Rand PGM basket price has continued into Q1, 2013 as a result of continued fears associated with potential supply disruptions from South Africa, the intended Anglo American Platinum restructure plan announced in January, 2013 and a significant depreciation in the ZAR/ US$ during the period.

1.8 Results of Operations

Fiscal 2012

In addition to the highlights mentioned under Section 1.2 Overview; note the following:

Tonnes delivered to the concentrator for Fiscal 2012 decreased by 14% when compared to Fiscal 2011, and tonnes milled decreased by 18% for the comparative period.

Primary development decreased by 28.4% in Fiscal 2012 as compared to Fiscal 2011. The Company’s operations continue to focus on increasing development in order to increase available mineable facelength and achieve production ramp up targets. In Fiscal 2012 a focus area was to clear the backlog in development, as such the difference year-on-year.

Recoveries at the concentrator improved by 4.5% and 2.2% for the Merensky and UG2 concentrate, respectively, between Fiscal 2012 and Fiscal 2011. 4E ounces produced decreased by 10% in Fiscal 2012 when compared to Fiscal 2011. The key production parameters for the Bokoni Mine for Fiscal 2012 and for Fiscal 2011 are depicted in the table below.

The Lost Time Injury Frequency Rate (“LTIFR”) for Fiscal 2012 is 0.93 and has improved by 50% when compared to the Fiscal 2011 LTIFR of 1.87.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Bokoni Production Statistics:

		2012	2011	% Change	2011	2010	% Change
4E oz produced	Oz	102,761	113,625	(9.6)	113,625	116,164	(2)
Tonnes milled	T	863,675	1,047,401	(17.5)	1,047,401	1,044,084	—
Recovered grade	g/t milled,4E	4.21	3.86	9.1	3.86	4.12	(6)
UG2 mined to total output	%	34.07	32.6	4.5	32.6	32.2	1
Development meters	M	7,550	10,549	(28.4)	10,549	10,292	3
ZAR/t operating cost/tonne milled	ZAR/t	1,535	1,194	(28.6)	1,194	989	(21)
ZAR/4E operating cost/4E oz	ZAR/4E oz	12,902	11,009	(17.2)	11,009	8,888	(24)
Total permanent labor (mine operations)	Number	3,479	3,498	(0.5)	3,498	3,426	2
Total contractors (mine operations)	Number	1,553	1,826	(15)	1,826	1,690	8

See Section 1.12 “Liquidity” for a discussion of the Company’s going concern assumption as of December 31, 2012.

1.9 Annual Information

	Financial year ended December 31, 2012	Financial year ended December 31, 2011	Financial year ended December 31, 2010
Total Revenue	$117,557,331	$144,406,716	$148,286,833
Loss for the period	($95,566,870)	($147,864,548)	($93,658,806)
Basic and diluted loss per share	($0.04)	($0.19)	($0.12)
Total Assets:	$814,065,329	$893,008,966	$1,092,106,255
Total non-current financial liabilities (including short-term portion of loans and borrowings)	$587,919,471	$897,968,643	$938,895,976
Distributions or cash dividends declared per common share	$0	$0	$0

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Consolidated Statement of Financial Position

Fiscal 2012 compared to Fiscal 2011

A decrease in total assets of $78.9 million is noted from the 2011 total assets. This is primarily due to the effect of translating property, plant and equipment of the South African subsidiaries from ZAR to $, which equates to $55.4 million and the reduction in trade receivables of $23.8, as a result of limited production in Q4 2012.

The decrease in non-current liabilities of $310 million is largely due to the recognition of a fair value gain of $215.5 million on the Consolidated Debt Facility, translating loans and borrowings of the South African subsidiaries equating to a foreign exchange difference of $53.2 million settlement of the “A” Preference shares between RPM and Holdco of $198.5, drawdowns of $72.8 million and interest accrued of $84.5 million.

Fiscal 2011 compared to Fiscal 2010

The decrease in total assets of $199.1 million is primarily due to the effect of translating property, plant and equipment of the South African subsidiaries from ZAR to $, which equates to $161.7 million and the reduction in cash and cash equivalents of $9.8 million.

The decrease in total non-current liabilities, including the short-term portion of the loans and borrowings, is primarily due to the effect of translating the non-current liabilities of the South African subsidiaries from ZAR to $, as well as a reduction in the deferred tax liability. This decrease was partially offset by the increase in the loans and borrowings due to the interest accrued on the “A” Preference Share Facility, 2009, Senior Debt Facility and OCSF, as well as the drawdowns made on the OCSF during Fiscal 2011.

Consolidated Statement of Comprehensive Income

Fiscal 2012 compared to Fiscal 2011

The decrease in revenue is due to lost production from October 1, 2012 to mid December 2012 as a result of an unprotected strike at the Bokoni Mine resulting in approximately 35,500 PGM oz (4E) of production being lost in Q4 2012. The PGM basket price was also 12% lower in 2012 in comparison to 2011.

The loss for Fiscal 2012 decreased by $52.3 million from the previous year. The loss per share decreased from 19 cents to 4 cents as at December 31, 2012. The decreased loss is mainly due to the recognition of a fair value gain as a result of the various sources of debt being consolidated into a single facility as a result of Phase One of the Restructure Plan, lower interest charge as a result of the revised terms on the 2009 Senior Debt Facility and a deteriotion in the exchange rate.

The major contributors to the increase in the loss to $52.3 million for Fiscal 2012 are described below:

Revenue

The Bokoni mine concentrator milled 863,675 tonnes in Fiscal 2012, which is 18% lower than the 1,047,401 tonnes milled in Fiscal 2011. As a result of the decreased tonnes milled, the Bokoni Mine produced less 4E ounces than in Fiscal 2011, mostly due to the strike in Q4 2012.

•

Revenue from the sale of concentrate for Fiscal 2012 was $117.6 million (ZAR964 million) compared to Fiscal 2011 of $144.4 million (ZAR1,055.6 million). The decrease of $27 million (19%) is mainly due to a lower production of 4E ounces;

•	4E ounces produced in Fiscal 2012 produced 102,671 ounces compared to 113,625 ounces (-9.6%) in Fiscal 2011.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

•

The PGM basket price (US$) for Fiscal 2012 was 12% lower than the basket price achieved for Fiscal 2011. The basket price for Fiscal 2012 was US$1,221/oz (ZAR9,978/oz) compared to US$1,380/oz (ZAR10,028/oz) for Fiscal 2011.

Cost of Sales

Cost of sales of $195 million for Fiscal 2012 was $14.6 million (-6.94%) lower than Fiscal 2011’s cost of sales of $209.9 million. The main reasons were as follows:

•

Labor costs for Fiscal 2012 decreased by 6% ($5.3 million) compared to Fiscal 2011 which is attributable to the weakening of the ZAR by 12%. Labor costs in ZAR for Fiscal 2012 increased by 5% (ZAR32 million) compared to Fiscal 2011. The increase is mainly as a result of:

•	an increase in January 2012 of 8% in annual salaries for monthly and total package employees;

•	an increase in July 2012 of 9% for union members and officers and monthly-daily paid employees (both basic salary as well as allowances);

•	the impact of the salary increases on the leave pay provision adjusted in January and July of each year;

•	an increase in bonus payments;

•	a 1% increase in enrolled labour as well as a change in staff mix;

•	the provision for retention bonuses; and

•	The above increases were partially reduced as a result of employees that were not paid as a result of the unprotected strike in Q4 2012.

•

Labor costs for Q4 2012 decreased by $7 million (-31%) compared to Q4 2011. The unprotected strike was handled on a “no work – no pay” basis, which contributed mainly to the decrease in labour costs compared to the prior year. Included in the labour cost for Q4 2012 were strike-related overtime of $ 0.2 million and the payment of loyalty bonuses and sign-on bonuses of $0.9 million.

•

Contractor costs for Fiscal 2012 decreased by $3.3 million (-18.5%) compared to Fiscal 2011. The decrease was mainly due to development work at Brakfontein that now falls within the capital footprint and lower maintenance cost on the load haul dump fleet, partially offset by additional contractor cost at the Vertical shaft for re- and sub-development and production driven contractor cost increases at the UM2 shaft. In Q4 2012 the decrease was driven by the effect of the unprotected strike during this quarter.

•

Storage costs for Fiscal 2012 decreased by $4.3 million (-13%) compared to Fiscal 2011. The increase was driven by increased tonnes delivered (8%) and increased square meters (10%). The storage costs associated with development are more expensive than stoping costs. Equipping costs increased to improve the flexibility at the various shafts and engineering costs increased, mainly due to increased maintenance to the trackless machines at MPH and Brakfontein. This was offset by better cost controls which were implemented. The unprotected strike experienced at the mine during Q4 2012 affected the production performance severely, which led to the savings in stores costs compared to the prior year.

•

Utility costs for Fiscal 2012 increased by $0.1 million (1.6%) compared to Fiscal 2011. The annual increase from Eskom (South African national power supplier) accounted for majority of this increase, but was offset by the fact that the Bokoni Mine did not operate during Q4 2012.

•	Sundry costs for Fiscal 2012 increased by $2.4 million (12.5%) compared to Fiscal 2011.

•	Additional expenses in Q4 2012, included strike-related costs for security, accommodation, food, printing, legal fees, etc. of $2.2 million.

•	Changes in inventory for Fiscal 2012 increased by $0.8 million compared to Fiscal 2011.

•	Depreciation for Fiscal 2012 decreased by $5 million compared to Fiscal 2011.

•	The above cost variances were impacted by a weakening of 12% in the average ZAR to $ exchange rate.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

On a cost per tonne basis, production cost for Fiscal 2012 was US$187.3 (ZAR1,535) per tonne as compared to US$163.4 (ZAR1,194) per tonne for Fiscal 2011, a US$ increase of 15% (increase of 29% in ZAR, which is the functional currency of the Bokoni Mine). The increase is a result of the reasons discussed above.

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Fiscal 2012 was ZAR8.1947=$1, a weakening of 12% compared to the average exchange rate for Fiscal 2011 of ZAR7.32=$1.

Finance expenses

Finance expenses for Fiscal 2012 were $82.8 million compared to $92.0 million in Fiscal 2011.The increase in the OCSF draw downs and compounded interest on the funding loan facilities contributed to an increased interest expense until September 28, 2012. As a result of Phase One of the Restructure Plan, interest incurred for Q4 2012 amounted to $12.9 million compared to $21.7 million in Q4 2011.

Refer to 1.18 Critical Accounting Estimates under subheading “Fair Value of Consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of the Phase One of the Restructure Plan.

Pursuant to Phase One of the Restructure Plan the parties also agreed that for the period commencing on May 1, 2012 to September 27, 2012, that the aggregate accrued interest in relation to the 2009 Senior Debt Facilities and OCSF would be capitalised to the amounts outstanding on September 27, 2012, based on the new interest method set out below.

Total Facility Outstanding	2012	2013	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	zero interest	zero interest	zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%

From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR minus 0.73%	JIBAR minus 1.25%	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%

From (and including) ZAR2,000,000,000	JIBAR plus 9.27%	JIBAR plus 8.75%	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest rate payable on the debt owing (based on contractual value) by Atlatsa to RPM will be reduced to an annual cash flow effective rate of 6.27% (linked to the 3-month JIBAR of 5.13% at December 31, 2012) from the current annual effective rate of 12.31% before consolidation of the debt on September 28, 2012.

This will simplify Atlatsa’s balance sheet structure and will materially reduce its effective cost of borrowing going forward.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Refer to Section 1.3 Restructure Plan for details of the joint announcement by Atlatsa and Anglo American Platinum released February 2, 2012 which includes, among other things, a statement that the parties entered into an interest standstill agreement with respect to existing debt owing to RPM effective July 1, 2011 through to April 30, 2012.

Income Tax Expense

Income tax expense of $10.6 million (Fiscal 2011 – $32.7 million Income tax credit) was incurred in Fiscal 2012: Taxable losses and deductible expenditure incurred by the Bokoni Group in Fiscal 2011 resulted in a reduction in the deferred tax liabilities during the year. In Fiscal 2012, a deferred tax expense arose as a result of the recognition of the fair value gain to reflect Phase One of the Restructure Plan. No tax losses have been utilized in the Fiscal 2012.

Safety

There was one fatal accident during Fiscal 2012. An employee was fatally injured in a fall of ground incident on Tuesday, February 14, 2012. Atlatsa’s LTIFR improved to 0.93 in Fiscal 2012 from 1.87 in Fiscal 2011. Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Fiscal 2012 was $38.9 million (as opposed to $28.7 million for Fiscal 2011), comprising 46.8% sustaining capital and 53.2% project expansion capital (as opposed to 50% sustaining capital and 50% project expansion capital for Fiscal 2011).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + ((Earnings Before Interest and Tax x 9)/gross sales). The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The Fiscal 2012 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (0.5% for Fiscal 2011), and the resulting royalty expense for Fiscal 2012 amounted to $0.5 million ($0.6 million for Fiscal 2011).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Power Tariff Increases

The National Energy Regulator of South Africa revised Eskom’s tariff increase request of 16% during February 2013. The effect of its revision is that power tariff increases in South Africa will be increased by 8% from 2013 to 2018.

The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise approximately 4% (varying summer and winter tariffs) of total operating costs at the mine operations. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

Fiscal 2011 compared to Fiscal 2010

The loss for Fiscal 2011 increased from $93.7 million in the previous year to $147.9 million. The loss per share increased from 12 cents to 19 cents as at December 31, 2011. The increased loss is due to lower production and escalating costs at the Bokoni Mine, as well as increased finance expenses.

The major contributors to the increase in the loss to $147.9 million for Fiscal 2011 were:

gross loss from mining activities of $65.6 million (Fiscal 2010 – $24.9 million).

Revenue

Although tonnes milled for Fiscal 2011 remained relatively the same as compared to Fiscal 2010, lower grades and recoveries led to ounces produced for Fiscal 2011 being 2% lower than Fiscal 2010.

•

Revenue for Fiscal 2011 was $144.4 million (ZAR1,055.6 million) compared to Fiscal 2010 of $148.3 million (ZAR1,052.4 million). The decrease in revenue of 3% is mainly as a result of the decrease in 4E ounces produced.

•	Although tonnes milled for Fiscal 2011 remained relatively the same as compared to Fiscal 2010, lower grades and recoveries led to ounces produced for Fiscal 2011 being 2% lower than Fiscal 2010.

•

Partially offsetting the result of decreased production, the PGM basket price for Fiscal 2011 was 10% higher than the basket price achieved for Fiscal 2010. The basket price for Fiscal 2011 was US$1,380/oz (ZAR10,028/oz) compared to US$1,257/oz (ZAR9,207/oz) for Fiscal 2010. The average platinum price of US$1,720/oz for Fiscal 2011 was 7% higher than the average platinum price of US$1,611/oz for Fiscal 2010.

Cost of Sales

Cost of sales of $209.9 million for Fiscal 2011 was $36.7 million higher than the $173.2 million for Fiscal 2010, mainly as a result of:

•	Labor cost increasing due to increases in labor numbers, annual salary, overtime hours and bonus payments.

•	Increasing use of third party companies contracted to carry out re- and sub-development depending on management’s production and development planning requirements.

•	Increases in store costs based predominately on inflationary increases, panel equipping costs, increase on liner and mechanical critical spares and tonnes milled.

•	Utility costs are increased due to annual tariff increases.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

•

Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress was capitalized (with specific reference to the capitalization of the Brakfontein Project in the second quarter of Fiscal 2010).

On as cost per tonne basis, production cost for Fiscal 2011 was US$164 (ZAR1,194) per tonne as compared to US$135 (ZAR989) per tonne for Fiscal 2010, a US$ increase of 21% (increase of 21% in ZAR, which is the functional currency of Bokoni Mine).

Exchange rate

The average ZAR to $ exchange rate for Fiscal 2011 was ZAR7.33=$1, a weakening of 3% compared to the average exchange rate for Fiscal 2010 of ZAR7.10=$1.

On revenue, the average realized ZAR/US$ exchange rate for Fiscal 2011 was ZAR7.26=US$1 compared to the average exchange rate for Fiscal 2010 of ZAR7.32=US$1 (a strengthening of the ZAR against the US$ of 1%).

Finance expenses

Finance expenses of $92.0 million (Fiscal 2010 – $67.5 million) were incurred in Fiscal 2011. Due to the compounding effect of the interest on the A Preference Share Facility, the 2009 Senior Debt Facility and the OCSF, the reduction of capitalized interest expense, as well as the drawdowns made on the OCSF during Fiscal 2011, the finance expenses increased in Fiscal 2011. Refer to note 18 of the annual consolidated financial statements (available on SEDAR) for details of the individual liabilities to which the finance expenses relate.

Income Tax Expense

Income tax (credit) of $32.7 million (Fiscal 2010 – $17.3 million) was incurred in Fiscal 2011. Taxable losses and deductible expenditures incurred by the Bokoni Group in Fiscal 2011, resulted in a reduction in the deferred tax liabilities during the year. Refer to note 28 of the notes to the annual consolidated financial statements for a reconciliation of the income tax for the periods. The difference between the statutory tax rate of 26.5% and the effective tax rate of 17.8% during Fiscal 2011 is primarily due to non-deductible expenditure, including preference share dividends which are not tax deductible.

Capital

For Fiscal 2011 total capital expenditure was $28.7 million (as opposed to $28.2 million for Fiscal 2010), comprising of 50% sustaining capital and 50% project expansion capital (as opposed to 14% sustaining capital and 86% project expansion capital for Fiscal 2010).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

For Fiscal 2011, the royalty expense was $0.6 million as compared to $0.5 million for Fiscal 2010.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

1.10 Summary of Quarterly Results

$ Million *	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011	Mar 31, 2011
Revenue	0.8	43.9	38.7	34.1	32.5	45.3	35.9	30.7
Cost of sales	(35.5)	(54.1)	(52.4)	(53.4)	(51.1)	(55.0)	(56.2)	(47.6)

Gross loss	(34.7)	(10.2)	(13.7)	(19.3)	(18.7)	(9.7)	(20.3)	(16.9)

Profit / (Loss) for the period	(63.7)	49.8	(40.4)	(41.3)	(35.6)	(30.1)	(46.1)	(36.1)
Basic and diluted loss per share ($)	(0.10)	0.16	(0.05)	(0.05)	(0.04)	(0.04)	(0.07)	(0.04)
Weighted number of common shares outstanding (million) [1]	425	425	425	425	425	425	425	425

*	Data for all presented periods was prepared in accordance with IFRS.
[1]	On a fully diluted basis, post-conversion of the “B” Preference Shares.

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to grow production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Atlatsa’s long-term goal of achieving a monthly production of 160,000 tpm in the medium term.

All of the above factors contributed to the increase in revenue to a high of $45.3 million for Q3 2011 to an all-time low of only $0.8 million in Q4 2012. Fluctuation in revenue between the quarters is mainly a result of fluctuation in production and varying PGM basket prices and exchange rates, including:

•

Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages and the illegal strike in Q4 2012. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 38,819 4E ounces during Q3 2012 and a low of 2,045 4E ounces during Q4 2012. This 95% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•

PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,457 for the three months ended March 31, 2011 to a low of US$1,172 for Q3 2012. This 20% variance indicates the volatility of the PGM basket price to fluctuations.

•

Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during the second quarter of Fiscal 2011 at an exchange rate of ZAR6.80 = US$1 and the weakest during Q3 2012, which was ZAR8.27 = US$1. The 25.3% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

•	Labor cost varying due to changes in labor numbers, annual salary increases, overtime hours and bonus payments.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in storage costs based predominately on tonnes milled.

•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.

•

Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in the second quarter of Fiscal 2010).

•	Fluctuations in the exchange rate; as the functional currency of Bokoni is in ZAR; all reporting takes place in Canadian $; therefore the cost of sales are also impacted by the weakening of the ZAR.

The increased finance cost, as a result of the drawdowns on the OCSF and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

1.11 Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the 2009 Senior Debt Facility and an agreement with RPM whereby RPM provided Plateau with an operating cash shortfall facility (the “OCSF”) of up to a maximum of $87.9 million (ZAR750 million); which changed to $128.92 million (ZAR1,100 million) on June 29, 2012; and access to RPM’s attributable share of the Bokoni Holdco cash flows (the “Standby Loan Facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the 2009 Senior Debt Facility. Subsequent to the initial financing, effective as of April 28, 2011, RPM acquired the outstanding amounts on the 2009 Senior Debt Facility in full from Standard Chartered Bank (see Section 1.12 Liquidity and Section 1.3 Restructure Plan).

The consolidation of the OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility was completed as part of Phase One of the Restructure Plan.

1. 2009 Senior Debt Facility

Plateau secured the 2009 Senior Debt Facility with Standard Chartered Bank for an amount of up to $87.9 million (ZAR750 million), including capitalized interest up to a maximum of three years or $29.3 million (ZAR250 million). On July 1, 2009, Standard Chartered Bank advanced $58.6 million (ZAR500 million) to Plateau, and interest amounting to $16.74 million (ZAR142.8 million) was rolled up through April 28, 2011.

The 2009 Senior Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011 when RPM assumed all the rights and obligations of Standard Chartered Bank and Rand Merchant Bank in regards to the 2009 Senior Debt Facility).

The total amount of the interest payable on the notional amount of the 2009 Senior Debt Facility of $58.6 million (ZAR500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

The 2009 Senior Debt Facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement, if Plateau’s cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the 2009 Senior Debt Facility, RPM was obligated, pursuant to the Standby Loan Facility –to provide Plateau with a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see Point 4: “Standby Loan Facility” below).

On December 11, 2009, 34% of the 2009 Senior Debt Facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described above, effective as of April 28, 2011, assumed all of the rights and obligations of Standard Chartered Bank under the 2009 Senior Debt Facility.

The commencement of re-payments has been deferred by one year from January 31, 2013 to January 31, 2014. RPM has waived the loan covenants of the 2009 Senior Debt Facility as of June 30, 2012 until August 31, 2013. See Section 1.12 Liquidity for the revised terms of the 2009 Senior Debt Facility.

2. Vendor Finance Facility

RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $140.64 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $128.92 million (ZAR1.1 billion).

2.1 “A” Preference Share Facility

As part of the acquisition of the Bokoni Transaction, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $140.64 million (ZAR1.2 billion) (the ““A” Preference Share Facility”) These shares were cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%). Atlatsa was obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that Atlatsa was in the position to redeem the shares. Any Plateau Preferred A Shares not redeemed in six years (at July 1, 2015) would automatically roll over and be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau was required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the Standby Loan Facility (ii) any outstanding amounts owing to RPM in respect of the OCSF and (iii) any amount owing to RPM in respect of the “A” Preference Share Facility. The required refinancing took place pursuant to Phase One of the Restructure Plan and the “A” Preference Share Facility was redeemed and repaid in full.

Refer to Section 1.3 Restructure Plan for information with respect to Phase One of the Restructure Plan that completed on September 28, 2012. The “A” Preference Share Facility was repaid and redeemed on September 28, 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

2.2. Share Settled Financing – The “B” Preference Shares

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan Finance SPV Proprietary Limited (the “Pelawan SPV”), and transferred 56,691,303 Atlatsa Common Shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $128.92 million (ZAR1.1 billion). Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible class B preferred shares (the “B” Preference Shares”) in Plateau for $128.92 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Atlatsa would take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Atlatsa Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa Common Shares to be issued on implementation of the Share-Settled Financing arrangement was 227.4 million Atlatsa Common Shares. Once all the “B” Preference Shares have been converted into Plateau Ordinary Shares and then into Atlatsa Common Shares, the Company will have 429 million Atlatsa Common Shares outstanding (not including any other Atlatsa Common Shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Atlatsa Common Shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert the “B” Preference Shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Atlatsa will take delivery of such Plateau Ordinary Shares and issue such number of Atlatsa Common Shares to the Pelawan SPV pursuant to the Exchange Agreement which will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Atlatsa Holdings continuing to own a minimum 51% shareholding in Atlatsa. The total number of Atlatsa Common Shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Atlatsa Common Shares. Such Atlatsa Common Shares will be subject to a lock-in that will prevent the Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa Common Shares remains in place up to January 1, 2015).

The final result of the Share Settled Financing is that: (i) RPM funded a payment of $128.92 million (ZAR1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million Atlatsa Common Shares; and (ii) Atlatsa Holdings will receive an additional 111.6 million Atlatsa Common Shares.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

RPM will be able to trade its 115.8 million Atlatsa Common Shares on an unrestricted basis. RPM is not currently bound by any contractual lock-ins or restrictions in respect of any of the Atlatsa Common Shares which it will hold. It will, however, prior to disposing of any such Atlatsa Common Shares, engage in a consultative process with Atlatsa, and endeavour to dispose of such Atlatsa Common Shares in a reasonable manner. Neither Atlatsa Holdings nor any of shareholders of Atlatsa Holdings have any pre-emptive rights in respect of RPM’s Atlatsa Common Shares. Refer to Section 1.3 Restructure Plan for details of Phase Two of the Restructure Plan, whereby RPM has agreed to convert its “B” Preference Shares in accordance with their terms and upon such conversion, to sell the resulting 115.8 million Atlatsa Common Shares to Atlatsa Holdings.

3. OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the OCSF which can be drawn up to a maximum of $87.9 million (ZAR750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. The OCSF was originally re-payable in semi-annual instalments starting January 31, 2013 to the extent cash is available after payment of the 2009 Senior Debt Facility and the RPM Standby Facility. Based on the revised terms of the 2009 Senior Debt Facility with RPM, repayment was deferred by one year from January 31, 2013 to January 31, 2014. On 29 June 2012, the OCSF facility was increased to $128.92 (ZAR1,100 million). The full outstanding amount as on September 28, 2012 was repaid and consolidated into the consolidated 2009 Senior Debt Facility.

Pursuant to Phase One of the Restructure Plan the OCSF payable to RPM was repaid in full on September 28, 2012 and the principal amount outstanding as at that date was $0, as the full amount outstanding on September 28, 2012 was consolidated into the 2009 Senior Debt Facility. Post consolidation of the OCSF into the 2009 Senior Debt Facility, the OCSF remained in place and available to the Company and the total facility available to the Company was $61.6 (ZAR525.2 million). As of December 31, 2012, the advances remains available to the Company for further drawdowns was $52 million (ZAR 443.6 million), and a principal amount of $10 million (ZAR81.7 million) had been drawn down since the debt consolidation, which had been added to the principle amount outstanding under the 2009 Senior Debt Facility. Refer to Section 1.3 Restructure Plan for more information with respect to Phase One of the Restructure Plan.

4. Standby Loan facility

Anglo American Platinum has made available to Plateau a Standby Loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the 2009 Senior Debt Facility during its term. The Standby Loan facility will bear interest at the prime rate of interest in South Africa (currently 8.5%). As at December 30, 2012 no draw down has been made on the Standby Loan facility. The Standby Loan facility would have been activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations was generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

5. Security

The 2009 Senior Debt Facility is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The Standby Loan Facility, and the OCSF rank behind the 2009 Senior Debt Facility for security purposes.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

1.12 Liquidity

At December 31, 2012, Atlatsa had negative working capital, excluding restricted cash and assets classified as held for sale, of $3.1 million compared to positive working capital of $19.7 million as at December 31, 2011.

On April 28, 2011, RPM acquired the amounts outstanding under the 2009 Senior Debt Facility ($92.3 million) from Standard Chartered Bank. RPM provided additional funding of $3.7 million to the Company to unwind the interest rate hedge. The terms of the ceded debt to RPM are similar to that of the 2009 Senior Debt Facility except for certain provisions. The revised terms of the loan was a reduction in the interest rate from a 3-month JIBAR plus applicable margin (4.5%) and mandatory costs (11.375% at December 31, 2010) to 3-month JIBAR plus 4% (9.075% at September 30, 2012).

Refer to Section 1.3 Restructure Plan for details of the joint announcement by Atlatsa and Anglo American Platinum released February 2, 2012 which includes, among other things, the refinancing of the Bokoni Group via consolidation of the OCSF, “A” Preference Share Facility and the 2009 Senior Debt Facility. This was completed as part of Phase One of the Restructure Plan.

Refer to Section 1.9 Annual Information under subheading “Finance Expenses” for the interest rates applicable to the consolidated 2009 Senior Debt Facility. The consolidated facility continues under the terms and conditions as per the 2009 agreement, except for changes effected pursuant to Phase One of the Restructure Plan; i.e. the change in the interest rate. The commencement of re-payments has been deferred by one year from January 31, 2013 to January 31, 2014. RPM has waived the loan financial covenants of the 2009 Senior Debt Facility as of June 30, 2012 until August 31, 2013.

Atlatsa has the following long-term contractual obligations as at December 31, 2012:

	Payments due by period ($ million)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	3.4	3.4	—	—	—
Long-term debt (1)(2)	757.9	0.8	194.7	562.4	—
Operating lease commitments (3)	1	0.1	0.7	0.2	—
Purchase obligations (4)	9.1	3	6.1	—	—

Total	771.4	7.3	201.5	562.4	—

(1)

The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR8.5324

(2)	This is disclosed as per the notes in the Annual Financial Statements under note 6 (ii) “Liquidity Risk”.
(3)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

(4)

The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligation to repay interest and capital on long-term debt during the next 12 months.

See Section 1.20 Financial Instruments and Risk Management for a discussion of Atlatsa’s debt instruments and associated financial risks.

At December 31, 2012, Atlatsa had a positive total equity position of $205.3 million compared to a negative total equity position of $28.1 million as at December 31, 2011. As at December 31, 2012 the Company’s assets of $814.1 exceeded its liabilities of $608.8 by a factor of 1.3. As a result of the Company’s current debt position 23% of the Company’s capital is currently provided by owners and 77% from debt. This position will drastically change with the intended recapitalisation program (Phase Two of the Restructure Plan).

The current ratio of the Company was 1.06:1 at December 31, 2012 and the Company had unrestricted cash and equivalents of $14.6 million at this date with undrawn facilities on the existing loans from Anglo American Platinum amounting to $52.0 million under the OCSF, under the letter of support given by Anglo American Platinum until August 31, 2013.

Post year-end

The Company’s operating Bokoni Mine had a better than expected start-up in January 2013 after the strikes at the end of the previous year. The Bokoni Mine produced 70% of planned ounces in the first month of production and the outlook is very positive. Management at the Bokoni Mine has managed to keep costs for the first month and a half of the year below budget.

Going Concern Assumption

In the period before Phase Two of the Restructure Plan becomes effective (currently expected in May 2013); the Company is dependent on the current facilities in place provided by Anglo American Platinum as well as stable production from the Bokoni Mine. The funds available from these existing facilities are only expected to meet the Group’s projected cash flow requirements until approximately June 2013. Refer to Section 1.3 Restructure Plan for more information with respect to Phase Two of the Restructure Plan. By implementing Phase Two, the Company will reduce the debt by $287.1 million (ZAR2.45 billion) and additional funds will be made available from Anglo American Platinum to meet the Company’s consolidated projected cash flow requirements until approximately the end of 2015. Under the proposed Restructure Plan the new restructured debt will only be required to be repaid once the Company generates sufficient free cash flow.

Notwithstanding the Company’s current expectations regarding Phase Two of the Restructure Plan, the Company’s current financial position as described above gives rise to a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The financial statements for the year ended December 31, 2012 are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that debt restructuring and accompanying funding arrangements pursuant to Phase Two of the Restructure Plan are successfully approved by the shareholders and completed by June 2013.

Management is confident that the Company will be able to continue operating as a going concern for the next 12 months upon the completion of Phase Two of the Restructure Plan. See Section 1.3 Restructure Plan for more information with respect to Phase Two of the Restructure Plan and the conditions to its completion.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

1.13 Capital Resources

Atlatsa’s source of capital is primarily debt. Atlatsa’s access to capital sources is dependent upon general commodity and financial market conditions. Atlatsa has secured long-term funding to meet its operating and capital obligations through to the end of August 2013. (See Section 1.11 Debt Arrangements). Atlatsa’s cash balance as at December 31, 2012 was $14.6 million.

In addition to its cash resources, Atlatsa has access to various committed debt facilities from RPM. All of Atlatsa’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 31, 2014, while it has management control at Bokoni. As discussed in Section 1.3 Restructure Plan, Atlatsa has agreed with Anglo American Platinum on the proposed terms of a refinancing and restructuring transaction to be implemented in the near term pursuant to Phase Two of the Restructure Plan; Phase One has already taken place as discussed above. As part of Phase Two of the Restructure Plan, a new senior debt agreement has been entered into which will upon completion, make a new term loan facility and new working capital facility available to the Company.

Capital commitments of $3.4 million as at December 31, 2012 are comprised primarily of capital expenditure commitments for property, plant and equipment related to development at the Bokoni Mine.

A summary of Atlatsa’s debt facilities as at December 31, 2012, is as follows:

	Balance at December 31, 2012	Total available facility	Un-utilized portion of facility
	$ million
RPM consolidated facility (1)(2)(3)(4)	529.4	581.4	52.0
RPM interest free loan (4)	3.4	3.4	—
Other (Loan to Deloitte Consulting)	2.0	2.0	—

Total	534.8	586.8	52.0

(1)

On September 28, 2012, the OCSF in the amount of $110 million (ZAR928.1 million), and the “A” Preference Shares, of $204 million (ZAR1,722.6 million) were repaid in full. The refinancing was made through an increase in the Senior Loan Facility of $314 million (ZAR2,651 million).

(2)	This is disclosed at contractual value, and will not agree to the face of the balance sheet which is shown at fair value.
(3)	Anglo American Platinum has waived the loan covenants of the debt until August 31, 2013 and a letter of support is in place until August 31, 2013.
(4)	Also refer to section 1.2 for details of the joint announcement by Atlatsa and Anglo American Platinum released February 2, 2012 on the Restructure Plan.

Under the adjusted OCSF; as amended June 29, 2012, which will be used for contributions in respect of operating or capital expenditure cash shortfalls at the Bokoni Mine, if funds are requested by Bokoni (and authorised by Bokoni Holdco), RPM will advance such funds directly to Bokoni. Pursuant to Phase One of the Restructure Plan, the OCSF payable to RPM was repaid in full on September 28, 2012 and the principal amount outstanding as at that date was $0, as the full amount outstanding on September 28, 2012 was consolidated into the 2009 Senior Debt Facility. Post consolidation of the OCSF into the 2009 Senior Debt Facility, the OCSF remained in place and available to the Company and the total facility available to the Company was $61.6 (ZAR525.2 million). As of December 31, 2012, the amount remaining available to the Company for further drawdowns was $52 million (ZAR443.6 million), and a principal amount of $10 million (ZAR81.7 million) had been drawn down since the debt consolidation, which has been added to the principle amount outstanding under the 2009 Senior Debt Facility. Refer to Section 1.3 Restructure Plan for more details on consolidation of the 2009 Senior Debt Facility, the OCSF and the “A” Preference Share Facility.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Refer to Section 1.9 Annual Information under subheading “Fair Value of consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of Phase One of the Restructure Plan.

RPM has waived the financial covenants of the 2009 Senior Debt Facility as of June 30, 2012, until August 31, 2013 and a letter of support are in place until August 31, 2013.

For a discussion of these debt facilities see Section 1.11 Debt Arrangements. Also refer to Section 1.12 Liquidity for a discussion of when RPM acquired the outstanding amounts of the 2009 Senior Debt Facility and Section 1.3 Restructure Plan for details of the Restructure Plan to refinance and restructure Atlatsa and the Bokoni Group. This was partially completed as Phase One of the Restructure Plan via the consolidation of the 2009 Senior Debt Facility, the OCSF and the “A” Preference Share Facility.

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Department of Mineral Resources, the South African Reserve Bank and Anglo American Platinum. Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.14 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.15 Transactions with Related Parties

Atlatsa concluded a number of agreements with respect to services at the Bokoni Mine with RPM on March 28, 2008. RPM is a wholly owned subsidiary of Anglo American Platinum and a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company. These agreements were amended on May 13, 2009 and include the Concentrate Agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

In Fiscal 2012 the Company operated the 2009 Senior Debt Facility, the OCSF and the “A” Preference Share Facility with RPM. These were consolidated and the OCSF and the “A” Preference Share Facility was repaid in September 2012. The 2009 Senior Debt Facility with RPM is still in operation.

Refer to Section 1.3 Restructure Plan for details on the related party transactions that were completed in September 2012 as part of Phase One of the Restructure Plan as well as further proposed changes involving certain related party transactions pursuant to Phase Two of the Restructure Plan.

Transactions with RPM during Fiscal 2012, as compared to Fiscal 2011, are summarized below:

	2012	2011
Concentrate sales	$117.6 million		$144.4 million
Cost of sales *	$45.9 million		$40.9 million
Administration expenses	$0.6 million		$1.3 million
Finance expense	$81.1 million		$85.0 million
(before interest capitalised)
Fair Gain on Consolidated Debt Facility	$90.6 million	$	— million

* - included in cost of sales are the following:

Metal accounting services		$0.5 million	$0.4 million
Supply chain services		$39.5 million	$29.3 million
Treatment of Anglo ore	($	— ) million	($0.4) million
Other		$3.6 million	$11.6 million

		$43.6 million	$40.9 million

Included in non-controlling interests is a fair value gain on de-recognition of the debt facility between Bokoni Holdco and RPM of $127,814,103.

The following balances were outstanding to/from RPM at December 31, 2012, as compared to December 31, 2011:

	2012	2011
Loans and Borrowings	$434.0 million	$742.8 million
Trade and other payables	$1.1 million	$5.4 million
Trade and other receivables	$0.9 million	$24.2 million

Refer to Section 1.12 Liquidity, Section 1.13 Capital Resources and Section 1.11 Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

1.16 Fourth Quarter

Results of Operations

Atlatsa incurred a gross operating loss for Q4 2012, of $34.6 million compared to the budgeted gross profit of $2.5 million and compared to the gross operating loss of $18.7 for Q4 2011; an 85% decrease. The gross operating loss for Q4 2012 is $24.5 million more than the gross loss achieved for Q3 2012 of $10.2 million.

Revenue of $0.8 million in Q4 2012 was $43.1 million (98%) lower than in Q3 2012 ($43.9 million); and 98% lower than budget ($48 million); compared to $32.5 in Q4 2011.

The unprotected strike experienced at the Bokoni Mine during Q4 2012 affected the production performance severely and the end result was that the tonnes milled for Q4 2012 were only 6,319 tonnes compared to a budget of 337,950 tonnes (-98%) and 324,727 milled (-98%) in Q3 2012; and 257,621 (-98%) for Q4, 2011.

Tonnes delivered were only 4,656, which was 99% less than Q3 2012 (325,784 tonnes) and 98% (246,079 tonnes) less than Q4 2011. $0.01 million was paid in concentrate grade penalties for Q4 2012 as compared to $0.5 million for Q4 2011.

At the end of Q4 2012, a total of 9,509 stock pile tonnes were accounted for to the value $0.8 million compared to 8,820 tonnes at the end of Q4 2011 valued at $0.8 million.

Revenue:

The concentrator milled only 6,319 tonnes in Q4 2012, which was 98% lower than the 337,949 tonnes budgeted for Q4 2012, 98% lower than the 257,621 tonnes milled in Q4 2011 and 98% lower than the 324,727 tonnes milled in Q3 2012.

The mine produced 2,045 4E ounces in Q4 2012 compared to a budget of 42,564 4E ounces. The 4E oz’s were 93% lower than the 29,316 4E oz produced for Q4 2011 and were 95% lower than the 38,819 4E oz produced for Q3 2012. Revenue was made up as follows:

•

The 4E basket price for Q4 2012 was ZAR10,682 (+8%) compared to ZAR9,891 for Q4 2011 and 13% higher than the budgeted basket price at ZAR9,447.10 for Q4 2012. In trading currency it was US$1,254 in Q4 2012 compared to US$1,220 for Q4 2011 (+3%) and US$1,172 (+7%) in Q3 2012.

•	The platinum price during Q4 2012 was US$1,614.23 in Q4 2012, compared to US$1,531.63 (+5%) in Q4 2011. The price was US$1,499 in Q3 2012, which is also an increase of 8%.

•

The average realized ZAR to US$ exchange rate for Q4 2012 was ZAR8.52 (a weakening of the ZAR of 5%) compared to the average realized exchange rate of ZAR8.11 for Q4 2011. The budgeted exchange rate for Q4 2012 was ZAR6.80;

•	Revenue sales were $0.8 million for Q4 2012 compared to the $32.5 million for Q4 2011 and $43.9 million for Q3 2012.

Operating Costs – Q4 2012 vs. Q4 2011:

Operating costs of $38.9 million for Q4 2012 was $18.2 million (-32%) lower than Q4 2011 of $57.2 million. Strike-related working costs included in the Q4 2012 operating costs totalled $3.1 million. Due to the unprotected strike, which resulted in no production during Q4 2012, unit cost comparisons between the prior year performance are meaningless. On a per tonne basis, operating cost for Q4 2012 was $4,872 per tonne as compared to $168.8 per tonne in Q4 2011, an increase in rate of 3 011%.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

The main contributors to the cost variances were:

•

Labour costs for Q4 2012 decreased by $6.973 million (ZAR37 million) (-31%) compared to Q4 2011. The unprotected strike was handled on a “no work – no pay” basis, which contributed mainly to the decrease in labour costs compared to the prior year. Included in the labour cost for Q4 2012 were strike-related overtime of $0.2 million and the payment of loyalty bonuses and sign-on bonuses of $0.8 million.

Patterson Grade	Description	Q4 2012	Q4 2011
A	Semi-skilled: General workers	486	460
B	Skilled: Artisan and miners	2,471	2,570
C	Supervisor: Foremen	442	418
D	Middle Management	73	66
E	Senior Management	7	13

Total number of employees		3,479	3,527

•	Contractor costs for Q4 2012 decreased by $2 million (-45%) compared to Q4 2011. The decrease was driven by the effect of the unprotected strike during this quarter.

	Q4 2012	Q4 2011
Number of Total Contractors	1,553	1,264

•

Storage costs for Q4 2012 decreased by $6.6 million (-68%) compared to Q4 2011. The unprotected strike experienced at the mine during this quarter affected the production performance severely, which lead to the savings in stores costs compared to the prior year.

•	Utility costs for Q4 2012 decreased by $1.3 million (-46%) compared to Q4 2011.

•	Sundry costs for Q4 2012 increased by $1.2 million (+21%) compared to Q4 2011, which included strike-related costs for security, accommodation, food, printing, legal fees, etc. of $2.3 million.

•	Changes in inventory for Q4 2012 increased by $1.3 million compared to Q4 2011.

•	Depreciation for Q4 2012 decreased by $3.8 million compared to Q4 2011.

•	The above cost variances were impacted by a weakening of 5% in the average ZAR to $ exchange rate Q4 2012 vs. Q4 2012.

Finance expenses – Q4 2012 vs. Q4 2011:

•	Finance expenses for Q4 2012 were $12.9 million compared to $21.7 million in Q4 2011 (discussed below).

•

The interest rate payable on the debt owing (based on contractual value) by Atlatsa to Anglo Platinum will be reduced to an annual cash flow effective rate of 6.27% (linked to the 3-month JIBAR of 5.13% at December 31, 2012) from the effective rate of 12.31% before the consolidation of the 2009 Senior Debt Facility, OCSF and “A” Preference Facility on September 28, 2012.

•

The Company has recognised a fair value gain of $107.6 at Q3 2012 that changed to $90.6 million in its financial statements for Fiscal 2012, representing a change in estimate in the repayment profile of the loan. Refer to Section 1.18 Critical Accounting Estimates–“Fair Value of consolidated 2009 Senior Debt Facility”.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

1.17 Proposed Transactions

See Section 1.3 Restructure Plan for a discussion of the proposed transactions between the Company and Anglo American Platinum.

1.18 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in note 4 of the audited financial statements for Fiscal 2012, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for Fiscal 2012 where applicable.

These judgments include estimates regarding: taxation, impairment of mining assets, exposure and liabilities with regards to rehabilitation costs, fair value of share based payments, inventory, contingencies, mineral resources and reserves, and the fair value of the consolidated 2009 Senior Debt Facility, as discussed in greater detail below.

Taxation

Atlatsa applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Atlatsa determines deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of Atlatsa’s net deferred tax assets assumes that Atlatsa will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward PGM prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward PGM prices. The life-of-mine plans are based on proven and probable reserves and have been approved by Atlatsa.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

During Fiscal 2012, Atlatsa calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 9.64%. The WACC is based on the risk free rate as at December 31, 2012, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for Fiscal 2012 for details of key assumptions used in the Fiscal 2012 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Fiscal 2012. Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2012. Cash generating units are based on individual subsidiaries of Atlatsa.

Should management’s estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at the mine; and

•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Atlatsa’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 6% over a period of 27.5 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 7.2% based on the future long-term view on government bonds.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 33 of the audited financial statements for Fiscal 2012 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at December 31, 2012 amounted to $0.8 million.

Assessment of contingencies

Contingencies will only be realized when one or more future events occurs or fails to occur. The exercise of significant judgment and estimates of the outcome of future events is required during the assessment of the impact of such contingencies.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Atlatsa’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the changes in mineral reserves from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Atlatsa’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Fair value of consolidated 2009 Senior Debt Facility

Atlatsa has applied judgment when determining the fair value of its consolidated 2009 Senior Debt Facility on September 30, 2012, and the resulting fair value gains which were recognised net of deferred tax in profit and loss.

On a consolidated basis, the fair value gain at Bokoni Holdco was recognised as a shareholders contribution and accordingly reflected as part of non-controlling interest.

The fair value of the consolidated debt is being determined using a cash flow valuation model. The significant inputs into the model are:

•	Opening balances as contractually agreed with the counterparty;

•	A market related interest rate (independently sourced from Rand Merchant Bank) as JIBAR+8%;

•	Interest rate table as documented under Section, see Section 1.12 “Liquidity” for a discussion of the Company’s going concern assumption as of December 31, 2012;

•	1.9 Annual Information; “Finance expenses” (only applicable on Plateau);

•	No interest accrues on the loans between Plateau and Bokoni Holdco, Bokoni Holdco and RPM, and between Bokoni Holdco and Bokoni;

•

Nominal interest on the redemption of the “A” Preference Shares in regards to Plateau has already been paid over to RPM, thus as interest accrues (compounding quarterly), no cash flow of interest will take place until the nominal interest has been used up;

•	Best estimate of the cash flows (draw downs and repayments on the loans) until 2018, when the loans, per contractual agreement should be repaid; and

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

•	Using a projected forward JIBAR rate plus a market related spread until 2018, the fair value of the loans are calculated as the present value of the future cash flows.

Based on the above, on day one, an effective interest rate is established that would be used to build the loan back up to contractual value by date of payment.

On a quarterly basis, the carrying amounts of the financial liabilities are adjusted to reflect the actual and revised estimated cash flows on the loans. The carrying amounts of the loans are recalculated as the present value of the revised estimated future cash flows, using the original effective interest rate, as per the day one calculation; however the following inputs into the model may change:

•	Any additional drawdowns have to be fair valued; and

•	Update the quarter end JIBAR curve; which may have an impact on the projected JIBAR rates.

1.19 Changes in accounting policies

The accounting policies applied by Atlatsa in the consolidated financial statements for Fiscal 2012 are the same as those applied by Atlatsa in the consolidated financial statements as at, and for, Fiscal 2011 (available on SEDAR and EDGAR), except for the following standards and interpretations which were adopted by the Company on January 1, 2012, or date of implementation of the standard:

•	Amendment to IAS1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

•

Amendments to IAS 12, Deferred Tax: Recovery of underlying assets, which removes some subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset.

The consolidated financial statements for Fiscal 2012, Fiscal 2011 and Fiscal 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The basis of measurement of the consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.

There was no significant impact on the consolidated financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	IAS 32, Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014)

•	Amendment to IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities (effective 1 January 2013)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	Amendment to IFRS 10, IFRS 11 and IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Effective 1 January 2013)

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

•	7 individual amendments to 5 standards, Improvements to International Financial Reporting Standards 2012 (effective 1 January 2013)

The Company is currently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

1.20 Financial Instruments and Risk Management

Atlatsa’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Atlatsa’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Atlatsa becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

Atlatsa’s financial assets consist primarily of cash and cash equivalents and trade and other and receivables, and a loan with Deloitte Consulting, mentioned as other worth $2 million. This relates to the SAP implementation completed in 2010.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when Atlatsa provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Non-current cash deposits are restricted and consists cash held through investments in the Platinum Producers’ Environmental Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that Atlatsa will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless Atlatsa has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Financial risk management activities

Atlatsa’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. Atlatsa may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of Atlatsa’s risk management framework.

Atlatsa’s risk management policies are established to identify and analyze the risks faced by Atlatsa, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Atlatsa’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to Atlatsa if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Atlatsa’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of the Concentrate Agreement. The carrying value represents the maximum credit risk exposure. Atlatsa has no security against these receivables.

Liquidity risk

Liquidity risk is the risk that Atlatsa will not be able to meet its financial obligations as they fall due. Atlatsa ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Atlatsa’s holdings of cash and cash equivalents. This is facilitated via the OCSF, however this facility is still available until Phase Two becomes effective. Atlatsa’s cash and cash equivalents are invested in business accounts which are available on demand. Refer to Section 1.12 Liquidity for details on the material uncertainty which may cast significant doubt about the company’s ability to continue as a going concern and, therefore that it may be unable to realise its assets and discharge its liabilities in the normal course of business. Also refer to Section 1.3 Restructure Plan, in relation to refinancing of the Company during Phase Two of the Restructure Plan.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Atlatsa operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of Atlatsa’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible Atlatsa may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds, such as operating profits, should any develop. The repatriation of cash held in South Africa is permitted with the approval of the South African Reserve Bank.

Interest rate risk

Atlatsa is currently financed by the 2009 Senior Debt Facility and variable interest rate funding from RPM. Refer to Section 1.12 Liquidity for the discussion on the 2009 Senior Debt Facility and the unwinding of the interest rate swap. There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point increase in the interest rate for Fiscal 2012 on the 2009 Senior Debt Facility as a consolidated loan facility would have changed the loss for the year by approximately $2.4 million and a 100 basis point decrease by $3.6 million. This analysis assumes that all other variables remain constant.

Foreign currency risk

Atlatsa, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Atlatsa is subject to foreign exchange risk from fluctuations in foreign exchange rates. Atlatsa has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Certain loans between subsidiaries of Atlatsa amounting to $50.6 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at December 31, 2012 would have resulted in a corresponding increase or decrease of $5.1 million in equity. Atlatsa has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of Atlatsa’s revenue and resource properties depends on the price of PGMs and their outlook. Atlatsa currently operates the Bokoni Mine. Atlatsa does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Atlatsa’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing Atlatsa’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Atlatsa in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Atlatsa remains in a sound financial position.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Atlatsa manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity or entering into market or bank debt or loans from RPM or hybrids thereof. Atlatsa may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo American Platinum.

There were no changes to Atlatsa’s approach to capital management as at December 31, 2012.

1.21 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.22 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Atlatsa’s ICFR as of December 31, 2012 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. Based on this assessment, the Chief Executive Officer and Chief Financial Officer have determined that, as of December 31, 2012, Atlatsa’s ICFR was effective.

There has been no change in Atlatsa’s ICFR that occurred during the period beginning on January 1, 2012 and ended on December 31, 2012 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at December 31, 2012.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

As at December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Atlatsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, Atlatsa’s disclosure controls and procedures were effective.

1.23 Disclosure of Outstanding Share Data

Atlatsa has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 Atlatsa common shares. As at December 31, 2012, 7,933,000 options were outstanding. No options were granted in Fiscal 2012. Options outstanding and exercisable at December 31, 2012 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
June 25, 2013	$1.29	916,000	916,000	0.5
June 30, 2013	$1.29	1,410,000	1,410,000	0.5
June 25, 2014	$0.96	562,000	562,000	1.5
November 30, 2016	$0.84	4,545,000	4,545,000	3.9
May 1, 2017	$1.61	500,000	333,000	4.3

Total		7,933,000	7,766,000

Weighted average exercise price		$1.03	$1.05

As at March 27, 2013, the issued share capital of Atlatsa was 201,888,473 Atlatsa Common Shares. The outstanding 227,400 “B” Preference Shares (comprised of 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares outstanding in the capital of Plateau) are convertible into 227.4 million Atlatsa Common Shares on a 1 to 1,000 basis on July 1, 2018 or based on notice by the holders thereof at any date before said date. See Section 1.3 Restructure Plan for details of the anticipated conversion of these “B” Preference Shares.

Document 2

Form 52-109F1

Certification of Annual Filings

Full Certificate

I, Harold Motaung, Chief Executive Officer, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AD7 (together, the “annual filings”) of Atlatsa Resources Corporation (the “issuer”) for the financial year ended December 31, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers ‘ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee of Sponsoring Organizations of the Treadway Commission .

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A.

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.

Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.

Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 28, 2013

/s/ Harold Motaung
Harold Motaung Chief Executive Officer

Document 3

Form 52-109F1

Certification of Annual Filings

Full Certificate

I, De Wet Schutte, Chief Financial Officer, certify the following:

1.

Review: I have reviewed the A IF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Atlatsa Resources Corporation (the “issuer”) for the financial year ended December 31, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers ‘ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A.

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.

Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.

Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 28, 2013

/s/ De Wet Schutte
De Wet Schutte Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date: March 28, 2013	By:	/s/ De Wet Schutte
Name: De Wet Schutte Title: Chief Financial Officer